Toyota Motor Corporation

1 Toyota-cho, Toyota City

Aichi Prefecture 471-8571

Japan

November 4, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Annual Report on Form 20-F/A for the year ended March 31, 2020;

Notice of Disclosure under Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Toyota Motor Corporation hereby provides notice that it has provided disclosure under Section 13(r) of the Securities Exchange Act of 1934 in its Annual Report on Form 20-F/A for the year ended March 31, 2020, which was filed with the Securities and Exchange Commission on November 4, 2021.

Very truly yours,

Toyota Motor Corporation

By:	/s/ Kenta Kon
Name: Kenta Kon
Title: Member of the Board of Directors